UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): March 23, 2010

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 23, 2010, the Board of Directors of Cleco Corporation (the "Company") elected Shelley Stewart, Jr. as a director of the Company effective April 1, 2010. Mr. Stewart will serve as a member of the Company's Audit Committee and Nominating/Governance Committee. Mr. Stewart is employed by Tyco International Limited, a publicly held company headquartered in Princeton, New Jersey, where he has served as Senior Vice President, Operational Excellence & Chief Procurement Officer since 2006. He also served as Vice President Supply Chain Management from 2003 until 2006. Prior to joining Tyco, Mr. Stewart was Senior Vice President of Supply Chain for Invensys PLC, a global technology group, from 2001 until 2003. Mr. Stewart is chairman of the Institute for Supply Management, which is the largest supply management association in the world. Mr. Stewart, who is 56 years old, will be a Class III director of the Company whose term of office will expire at the Company's 2012 annual meeting of shareholders. The Company will provide Mr. Stewart with the standard compensatory and other agreements and arrangements that the Company provides to its non-employee directors. For information regarding such compensatory and other agreements and arrangements, please read "Director Compensation" in the Company's Proxy Statement relating to its 2010 annual meeting of shareholders which was filed with the Securities and Exchange Commission on March 18, 2010, and which section is incorporated by reference herein.

Item 5.03   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Effective April 1, 2010, and in connection with the election of Mr. Stewart, the Board of Directors of the Company amended the Company's Bylaws to increase the number of directors serving on the board to twelve. Prior to this amendment, the Company's Bylaws provided for eleven directors to serve on its board. The text of the amendment to the Company's Bylaws is filed as exhibit 3.1 to this Current Report.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits.

The following exhibit is filed herewith:

3.1   Text of the Amendment to the Bylaws of Cleco Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: March 26, 2010

By: /s/ R. Russell Davis
R. Russell Davis
Vice President - Investor Relations &
Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Text of the Amendment to the Bylaws of Cleco Corporation.